Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: RSP Permian, Inc.

(Commission File No. 001-36264)

The following is a transcript of a conference presentation that was given by Concho Resources Inc. on June 18, 2018.

CORPORATE PARTICIPANTS

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Michael A. Glick JP Morgan, SMid Cap E&P Equity Research

MANAGEMENT DISCUSSION

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Good afternoon and thanks, Jay. My name is Arun Jayaram, head of U.S. E&P research at J.P. Morgan. Joining me on the stage to my left is Michael Glick who covers our SMid E&P group at the firm. Delighted to have Tim Leach, who’s the chairman and CEO of Concho Resources to kick off our conference with a keynote address and fireside chat on the Permian. Tim is one of the true visionaries in the sector and demonstrates that a company with sound strategy, great assets, and people can create value in the U.S. E&P sector. Since he’s been CEO, the company has outperformed the S&P by 900% since 2007. His latest chess move was the merger announcement with RSP, which was announced a couple of months ago. He’s now the largest Permian pure play on a pro forma basis with an EV of over $30 billion. With that I’ll turn it over to Tim to discuss opportunities and challenges in the Permian Basin. Tim?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Thanks, Arun. Can everybody hear me? Great. Let me see if I can make sure I can get all the tools up here. Thank you. And Arun and Michael thank you for hosting us to do my favorite thing in the world and that is to stand up and talk about Concho. And now I’ve got to tell you, though, this is not going to be the toughest crowd that I’ve had to perform in front of. In fact, last week was the toughest crowd I’ve ever spoken in front of. We had what we refer to as Camp Concho, which is all our employees’ kids that range in age, the young ones from five to 10 years old. And I talk about the company. I talk about why it’s important, why their parents’ job is important and then I answer questions like we’re going to do in a minute. But the 5- and 10-year-old questions are such as, “Mr. Leach, how much does a cloud weigh?” So if I can answer those kinds of questions, takeaway questions in the Permian Basin are no big deal, trust me. So thank you for inviting me to speak at this luncheon. I am going to go completely unscripted. So you – I’m just going to let it rip right now. So you just hang on and I will tell you what I think. JPM took us public. They’ve been our partner since 2007, almost 11 years ago. And a lot of the presentation, a lot of these slides reflect back on the last 11 years. And at that time when we went public, the company was drilling vertical Yeso wells on the New Mexico Shelf and we had enough inventories for visible growth for a few years. And we thought that was a pretty good way to start. We had a market cap of less than $1 billion. I think we had 80 million shares outstanding. And I think we’ve done pretty good since then. We’ve got now pro forma this acquisition, they’ll only be 200 million shares outstanding but we’ve grown quite a bit. Let me get to my first slide here. So since the IPO, we’ve been focused on the Permian. The Permian has been obviously a good place to be. But we’ve seen numerous transitions and I mentioned the vertical Yeso. I remember standing up at investor conferences and talking to investors about the new thing that was going on was horizontal drilling and that we were transitioning from vertical wells in the Yeso to horizontal oil wells. And it took a while for the market to absorb that transition. It was just a few years ago that we stood up and we were talking about the Delaware basin. And comparing the Delaware basin to the Midland basin and how we thought the Delaware was worth paying attention to, the left bank of the Permian Basin, and that we thought that there was more oil there in place per square mile than perhaps any place else in the world. And I think that, that’s becoming a commonly held belief now. No one asked about Delaware Basin versus Midland

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Basin any longer. Today what we’re talking about is this transition that’s going on in our industry from the discovery kind of drilling to intense multi-well pads kind of factory-like development, and the changes that that’s going to bring to our industry and to our basin. And I’m here to tell you, it’s misunderstood today just like those other transitions were misunderstood but the advantages and the power of the economics are going to become obvious over time. We’re also talking about developing a very large company that also leads in growth and capital efficiency and is a new type of business model for our industry. So a lot has happened since 2007. It was just a few years ago that we stood up here and we’re talking about we couldn’t even export our crude oil. And now, the U.S. is leading the world in producing oil, and the Permian Basin has been a big driver of that. You can see the growth in production. When we started our company, there was only 800,000 barrels of oil a day coming out of the Permian. Now, it’s topped three million barrels of oil a day and that’s going to continue to grow. Most people with data, they’ve think that the Permian will be making six million barrels a day sometime in the next five years or so. So the thing that you’re going to hear over and over again is that the Permian Basin is the largest and most secure oil deposit in the entire world. And so, as we try to project our strategy long-term, being the leading operator in the largest and most secure oil deposit in the world is going to be a good thing. And there are going to be challenges in infrastructure challenges and problems to solve along the way but that’s what we get paid to do. Our industry is very, very good at that and we will solve those problems. And this activity in the Permian is really going to be a multi-decade blessing for this country and Concho plans to be right in the middle of it and lead it going forward. Although our development styles have changed over the last decade, really our strategy and the things we focus on has not changed. We focused on people, our assets, our capital efficiency and our balance sheet. And we talk about that over and over and over again. And those things – the focus on those things and – having success in all four of those areas has given us a sustainable competitive advantage. So what our team has given us, has given us the execution ability where we’re actually drilled more wells – horizontal wells – in the Permian than anybody else in the industry. It generates a lot of data. And it’s not just having that data but it’s how fast can you interpret and change when you’re running 20 or 30 rigs drilling these big prospects. So our execution strength is a strategic advantage for us. Also, we talk a lot about – thinking about our asset portfolio like it’s an investment portfolio. We are constantly trying to improve our assets. And I think maybe that’s more real to us, we didn’t inherit a bunch of assets, we had to build this from scratch. So we are constantly buying, selling and trading, trying to increase the size and quality of our asset base. And we’ve made quite a bit of progress in that regard. You’re going to see a lot of slides on RSP and how RSP is part of our portfolio management and the consolidation of the Permian Basin. But now, we have an inventory of prospects that give us 30 years of being able to put together the same kind of drilling projects that we have in this year’s portfolio, that has an average, when you stew everything together plus the infrastructure investment, of like a 65% half-cycle rate of return, something that’s a very powerful, value-creating driver. The capital efficiency, all that I’ve just described is why we can grow 20% a year inside a cash flow and throw off free cash flow which – on our financial strength, we’re really proud of the fact – starting from scratch, we’re now investment grade. We were able to pay down our leverage of about $1 billion through the down cycle through the free cash flow that we threw off. So, asset management in our portfolio. This slide shows just the things we’ve done since 2013 to give us a better position in the Permian Basin, and you can kind of visually see it starting from the bottom. We built another pipeline. We’ve had success on the ACC pipeline in New Mexico connecting our wells up to pipe, getting better netbacks and differentials. We’ve built a similar pipeline that now has a throughput capacity of over 400,000 barrels a day. We’re a 25% owner in that. We’ve already taken a cash distribution back from that that exceeds the amount of our investment. Those are the kind of infrastructure investments we’re looking for in the Permian. We also monetized more assets so far this year. We sold the western edge of the Delaware Basin in Reeves and Ward County for $280 million. You’re going

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to see us continuing to mine our assets. So we’ve had divestitures of over $1.4 billion since 2016. And also trades are a more vital, value-creating activity. In the first quarter of this year, we’ve executed five trades and it’s among the leading operators in the Permian Basin. Five trades where we block up our acreage. We get out of each other’s way where we can run our own drilling programs. And then, the last one, of course, is the announcement of our agreement to acquire RSP and the fit of those assets and how they line up as a bolt-on to things that we’re already doing and having great success at. But you can tell where we think the best parts of the Permian are just by how we’ve positioned our assets over the last 10 years. So I get asked often, consolidation, when is consolidation going to start in the Permian Basin? And I know you’re looking at this from your tables, I don’t know if you can see much detail but I’m going to try to describe the stories of these two maps. This map is vintage 2014 and these are the properties that we keep track of in the Permian. Since we’re Permian-focused, we think that we ought to be aware of every deal that’s going on in the Permian. We ought to be Permian experts in all respects. This map shows our acreage position in 2014 in green. And then it shows the differentiation between what is left between public and private companies. And, as engineers like to say, by visual inspection, you can tell that there is quite a bit of the Permian in 2014 that was owned by private companies and really that’s what we built Concho around. Every acquisition we had done up to 2014 was a private acquisition. And you can kind of tell it’s pretty diverse as well. Well fast forward now to current and what this slide shows is we have Concho’s asset base in green and you can see it’s grown and gotten more cored up and we’re obviously a public company. But you can see the red acreage in the Permian is the acreage that has migrated from private hands to public hands. And then the blue is still the remaining privately owned land in the Permian Basin in the Delaware and the Midland, predominantly. And you can see there’s not much of that left. And so, I would say that when you talk about Permian consolidation, it’s already – this phase of the consolidations already happened. There’s been a giant shift of assets from private companies to public companies that really is happening because it takes a bigger balance sheet and access to larger amounts of capital to do the kind of development that we now see that’s coming our way. And RSP was a big step for us in that regard. We – as we screened assets in the Permian, RSP was always at the top of the heap. We knew the management team and knew them well. We knew the board and knew them well. And this acquisition had checked all the boxes for us. You’re not going to find a consolidation opportunity between two public companies in the Permian that really have a better fit from asset fit, high quality assets and a cultural fit between the two companies, that’s Concho and RSP. This is a deal that I think that we will be able to create a tremendous amount of value. And really it started. We had conversations with that team just because we’re close with them but we have conversations with them for a number of years but they, like many other smaller operators in the Permian, are starting to see that you have to have a big balance sheet and a big operating machine to develop the properties the way that they’re going to be developed in the future. As we zoom in a little bit closer on the assets, you can see what a great fit they are with assets that we already control and operate. They’re contiguous and bolt-on. And this is the place that we’re going to drive the most value and I can’t overstate how big, blocky tracks of acreage are going to be what drive value over time. So, as you think about the previous map and the consolidation from private companies to public companies and you say, okay, well when are we going to see consolidation between public companies? That is much more difficult. And I would tell you that if I had to pick one, I got the one I wanted. And RSP is a perfect fit for us and we can see an immediate path for starting a drilling program on RSP’s assets that will create a tremendous amount of value for us. When you put the two companies together, the scale of Concho really is going to give us a strategic advantage, both from a rig count and the amount of production. We’re going to be – if we’re not the largest oil producer in 2019, we will be very close to Oxy in net production. And so, that kind of size and scale in the Permian Basin is going to be a way that we can continue to create lots of value. This is one of the slides that I’m really proud of from my

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team that I think highlights how we went about strategically putting together a superblock. And I think more and more, you’re going to see the value that’s created by these very, very large operated blocks of property. So this goes back – this is in the Northern Midland basin and it goes back to October of 2016 with our first acquisition of Reliance, a private company, and the acreage outline that that built. Then in – following that in 2017, we did a bolt-on acquisition from Oxy. In February of ‘18, we did a trade with Chevron that filled in the donut hole and then March of this year, you can see how the RSP assets fit into that. And on this block of acreage we’re going to be running consistent drilling rigs and frac spreads probably for the next couple of decades. It is going to be a tremendous area to operate and the benefits of having acreage that’s that large where you don’t have neighbors that you have to shut in while they’re fracking and things like that. You can control the development pace. You can control the lateral length by owning all depths. You can control how fast you bring these zones on and the placement of the landing zones. So, we’ve been talking about an example of the difference between large scale, intense development and how we got started several years ago. When we first evaluated RSP, our view was RSP reminded us of what a Concho looked like five years ago. And what this example shows is what RSP was doing with their assets on a two-section block of land and this example was just a single landing zone, where you would drill with one rig, two-well pads, one-mile laterals compared to developing the same track of land in a larger development style using two rigs and drilling four wells per pad on a two-mile lateral. And it drops the cost, the costs are down significantly. But the present value increases 45% one style over the other style. And we believe that this kind of intensive development we can apply to the RSP assets across almost all their asset base. Now, this is a slide that we’ve been using for a while. This is the – called putting your money where your mouth is slide. And what we’re tracking here is quarter-by-quarter for the last 2 1/2 years what our quarterly capital spend has been for our drilling and completion budget compared to our operational cash flow. And the story this tells us that for 2 1/2 years we have been generating more cash from operations than we’ve been drilling with. So over 2 1/2 years we’ve generated about half a billion dollars of free cash flow which was used to delever our balance sheet. But we also grew 40% organically over that same time period, a very powerful story, a powerful testament to the capital efficiency of our machine and the quality of our assets. The way we think about capital allocation is really important to future value creation, I think. We will start the beginning of the year attempting to make our best estimate on how much cash flow we’re going to have to invest. And as you know there are a lot of moving parts. Our commodity price moves all over the place. The style of completion and the length of laterals are constantly evolving. But we’ll estimate our cash flow. We’ll hedge. We’ll try to take some of the risk out of the cash flow by hedging our proved developed producing, but we build a capital budget that underspends our cash flow and then growth is really an output. We don’t target a certain kind of growth. We try to find the most efficient allocation of capital between our core areas. They all compete for capital very well. They have very high rate of return projects but we generate a capital program that underspends cash flow and then generates a very competitive growth profile within our core areas. So the question in every investor meeting that I have today is okay, well, that’s great. You’re making so much oil, what are you going to do with all of it? How are you going to get it out of the Permian Basin? And I can tell you, we have a couple of philosophies around this subject because it seems like this comes up every five years, there’s a panic and then it goes away for five years and no one ever talks about it again until five years later. And the Permian is growing, going from 3 million barrels a day to 6 million barrels a day, is going to require a lot of takeaway capacity and a lot of work. But philosophically, I believe that we will always have takeaway capacity in excess from the Permian Basin, that’s been our history. I think these projects, both bringing on new pipes and then repurposing some existing pipes, are going to show up maybe sooner than most people think. And – but for us, we’ve evolved from the time of our IPO to today, back in the early days, we would sell our oil at the lease line and I could see the refinery in Artesia where most of my oil was going. I was getting a good price and that was

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the last I had to think about it. And over time as we grew as a company and got more production, we thought the next critical thing was to build out these gathering systems and get our oil off of trucks and get it on where it’s directly connected to pipelines. We built the ACC system. We built the Oryx system. There are probably going to be more systems we build of that nature, but that was a way that we could aggregate discrete and large volumes of crude oil. And I think, long term, we still think that Midland is going to be a pricing point that will be advantaged. But I can tell you that going forward, I think our philosophy is going to be more inclined toward partnerships with large transporters where we can move our crude oil to Corpus Christi, to East Houston and to Cushing and have a balance of that and also have a balance in the pricing mechanisms between those three places. And we’ve also – in order to – we’ve seen the differential between Cushing and Midland blow out several times in the last few years and we also hedged that differential, and we’ve now got 60 million barrels hedged at less than a buck to help mitigate the big price swings you see from time to time. But I think – the other thing we do to mitigate this is when we are planning our capital budgets and our growth strategies. We’re still using a net-back price in the low 50s. So even if today’s differentials and things like that, we are still operating with cash flow that exceeds the plan we put together at the first of the year. Having said all that, Concho is going to be more active and aggressive in providing transparency on how our oil is marketed where it’s going and we will be the largest producer in the Permian. So I think size and scale is going to be important to secure the best price. We focused a lot on how do you create value. And I think over the last 10 years, one of the metrics that is most aligned to shareholder value is growth per debt adjusted share and whether it’s production growth or cash flow growth, here we’re tracking production growth per debt adjusted share. It’s one of the ways that all of our employees are compensated on their annual bonuses and the strategies that we’ve used historically have generated peer-leading growth in this category. So, we are very fortunate to be focused with the assets we have with the team we’ve put together, being headquartered in the middle of the Permian Basin and having 1,300 employees with boots on the ground. It’s going to be a critical advantage I think to solving the problems and to keeping our competitive advantage. So, the big takeaway I want you to have from this presentation is pretty high level: the Permian is the largest, safest deposit of oil in the world. That’s a big change. And the development style is going to require bigger companies with bigger balance sheets with bigger drilling programs but it’s going to increasingly improve the efficiency, the capital efficiency that the industry sees coming out of the Permian. And you’re going to see Concho be a leader in capital efficiency, in the style of wells we’re drilling and the focus on the Permian Basin. So, having said all that, now I’m ready to address the question of how much does a cloud weigh so Arun, I want to – this will conclude my remarks. And, I look forward to our fireside chat. Thank you very much.

QUESTIONS AND ANSWERS

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Thank you, Tim. So in terms of format, we’ve divided the Q&A into several topics. The first topic should be fairly timely. I’ve polled the five-year olds from the Concho event last week, first set of questions so we’ll start there. Just kidding. But actually we’ll start with the Permian lifecycle. I mean, could you talk about where we are in terms of where you think the Permian is from the lifecycle perspective?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

So the Permian life cycle, we’ve seen several distinct phases and some of it’s still going on in terms of identifying what the opportunity is, delineating where the best acreage is, the acquisition of that acreage. But now as I described, we are transitioning into full scale development and full scale development is going to be driven by these big, blocky acreage positions that a few companies are going to have and that are going to provide a big advantage. So, I think the

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Permian Basin is still – people are still trying to get their brains around how, what’s the size of the prize and how big is this going to be. But I think everybody that has looked at it thinks that going from 3 million barrels a day to 5 or 6 million barrels a day by 2025 or whenever, that’s all doable. But you’ve got a lot of problems, infrastructure problems to solve in the meantime.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

And I think you hit on this in terms of just having blocky acreage but as the industry moves into full scale development mode, what do you think will differentiate the winner from the middle of the pack players and the lagers.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I think being able to have the boots on the ground you can see companies out there right now that realize that. So you’ve got regional headquarters going in with other companies. But I think the assets and the quality of the development teams. We’ve worked really hard to build a company that I think has the best and brightest geoscientists out there on the ground. And those young people, they want to work for a company that’s doing something so our big challenge is getting those young people to move to Midland. So we have to convince them that you need to come in at night and not during the day, but the quality of the work can be really exciting and you’re doing something that’s building a company.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Tim, you talked about maybe Permian oil production reaching 6 million barrels over the next few years. What are some of the key people challenges you face in West Texas?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yeah I think when you get the leaders of the biggest companies together, the number one concern is the people aspect of it is how can we build a city that you can get the necessary workforce to move there and have a quality of life that you’re proud of? And it’s going to be the largest oil-producing region in the world. How do we get the people out there? And we can solve the takeaway problems, we solved the sand problems, we can solve the water problems. How do we create something that’s good for our employees? So the largest operators will sit around, we’re working on an effort right now on schools, housing, road infrastructure, hospitals and health care and doctors and things like that. And it’s not just a regional problem but it’s going to be a problem for our state and for our country to invest so that we can solve the people problem out there.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

The topic du jour is takeaway issues and challenges in the Permian. We did a call with our transport team and suggested that there could be, you know, 700,000 barrels a day of Permian growth that may not have firm takeaway. What are your thoughts on the near-term and longer term issues? How does this get solved and who potentially gets squeezed in this kind of situation?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, today the production is somewhere between 3 and 3.2. And most people say the takeaway today is 3 1/2 to 4. So, there’s probably 400,000 or 500,000 barrels a day of unused capacity and – but the production is going up rapidly. So there’s several ways that this is going to be solved. Like I said, I think that the solutions for the pipes that are going to show up or the conversions of existing pipes to oil pipeline will help. I think this is going to be a fairly short-term phenomenon I think as you said that there’s going to be ample takeaway in 2020. So I think the problem is short-term. But if you if you bump up against the ceiling, the difference between

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having all your oil on pipeline and having relationships with the midstream transporters that also own those shuttle systems that we build versus what they call walk up barrels that just come up by truck, I don’t really have a concern that Concho is going to be able to move its Permian barrels. And I do think right now everybody’s talking about this problem just naturally. You’ve heard companies come out and talk about deferring capital, moving capital to other basins. I think just this talk may slow down some of the growth.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Okay. And how about on the natural gas side, are there any concerns that you have on the gas takeaway situation of the Permian in terms of long-haul pipes?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

No, I think our view on that is that there’s plenty of takeaway capacity and there’s plenty of processing capacity. It’s just where are the markets and I think most people would say that more of the gas needs to go to Mexico. More of the gas needs to be loaded up and shipped out of Corpus or other places and exported. But I guess our view is that at some gas price, there will be demand developed and less than 10% of our net revenue comes from dry gas sales. So, and we are a big electricity user so converting natural gas to electrical use. I think at some gas price there’ll be enough economic incentive to create new uses for it. You’ll have markets but we’re not concerned about the takeaway capacity.

Michael A. Glick JP Morgan, SMid Cap E&P Equity Research

And a couple of questions on industrial logic for M&A. Tim, can you maybe just articulate your views on industrial logic for shale M&A?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Say that one more time?

Michael A. Glick JP Morgan, SMid Cap E&P Equity Research

Could you articulate your views on the industrial logic behind shale M&A?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yeah. Well, it’s a lot of the slides in the presentation address the style of development and I think that is really going to be what drives consolidation. The partners I used to have that were private companies can’t keep up with the capital required to go out and properly develop these projects. And the pickup of net asset value accretion and rate of return from two-mile laterals, all the zones drilled at one time. I mean, the value creation is so obvious. That’s why companies like RSP looked at it and said, we either need to get bigger or we need to find somebody that thinks like us that we can join up with to exploit our assets.

Michael A. Glick JP Morgan, SMid Cap E&P Equity Research

And there is a reasonable amount of scrutiny on the dollar per acre valuation of RSP. What’s your view on that valuation? And do you think the market should focus more on cash flow accretion from the transaction or other topics?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, I mean, I get asked a lot about how much do you pay per acre. I bought a company that was throwing off cash flow that could exploit their acreage and grow. That’s different than just going out and buying a raw piece of acreage in the Permian Basin. So now, big blocky core tracts of acres in the best parts of the Permian aren’t ever going to be cheap. And so, the way I look at our transaction was we took very – two very good companies, put them together, it was immediately accretive for our shareholders. We paid a premium to the RSP shareholders and that’s the way I would tend to think about it.

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Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Tim, give us your thoughts on the best way to allocate capital in E&P. I remember a few years ago, you had a two by three program where you outspent cashflow, most of your philosophy has been within cash flow. Can you talk to us about how you think the best way to create value in E&P in terms of capital allocation?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I can tell you what our priorities have been. And that’s first we had the conviction that in this kind of environment, we need to be running with lower leverage. So we wanted to generate an excess cash flow that was generated, reduced our absolute leverage and that we were very diligent about making sure that our cap spend did not exceed our cash flow. And so I think in this environment, being able to demonstrate you can live within cash flow and grow competitively is the good starting point and then within our programs, being able to, you really have to plan ahead more for these big high density, you have to get all the drilling permits upfront. Some of it’s in New Mexico some of it in Texas. You have to get the sand, the water, once you start these things you can’t really turn them off. If you are drilling 20-30 wells a section, and but that’s the highest rate of return highest recovery kind of method so our capital allocation is pretty well balanced between high rate of return programs in our major core areas. I think the I may have mentioned this in the presentation but our overall half-cycle return is like 65%—that even includes some percentage that’s allocated to infrastructure.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Okay, can you give us an update on the RSP merger where you’re at in terms of the process?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yes. Yes. It hasn’t closed yet. We have a shareholder vote scheduled for July 17. The transitional planning has gone really well. And so I think we will close shortly after we have that shareholder vote on the 17th. I can’t think of a smoother transition for 2 public companies to go through in kind of a bolt-on situation like we got. And, Steve Gray is going on our Board.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Great, great. In terms of capital allocation, you have a very diverse acreage position now in the premium parts of the Permian. On a pro forma basis, how do we think about Concho allocating capital between the Northern Delaware, Southern Delaware, the Midland Basin, Northwest Shelf, et cetera?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yes, I think those 3 areas will be pretty fairly balanced. And increasingly you’re going to see real high-density drilling in those 3 areas. The amount of spread out drilling we had to do to hold acreage and do things like that has gone down to almost zero. So you’re going to see a balanced allocation of capital in very dense programs.

Michael A. Glick JP Morgan, SMid Cap E&P Equity Research

And maybe building that last point: 2016 you really moved to a manufacturing style development mode to maximize resource recovery and returns. What has been some of the key learnings from project such as Mabee Ranch, Windward and Brass Monkey project.

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Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Think we talked a little bit publicly about some of these fiber-optic lines that run in the Mabee Ranch wells, but all boils down to better understanding of what’s going on in the wellbore and in the rocks and being able to see actually what perforations are producing and how much and for how long. And that’s changed a lot of things that you’re doing it’s helped us not only with landing zones but the geometry of our perforations and clusters and things like that. So I think the well design has really improved.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Tim, in terms of active portfolio management, you talked a lot about that during your presentation. What could we look forward to, obviously you’ve got to close the RSP merger, what are some things that we look for on a go-forward basis?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

We talked a little bit about this around the RSP assets that there are ways that we can even trade within the RSP assets that didn’t have any properties for it, that didn’t enable him to be able to trade. So what you’re going to see us very active on trading assets to get our ownership up in all our properties. And you will see us continue to trade away the outlier type of properties or properties we have small interest in and… But the RSP properties are a great application for how we can increase our ownership and have the other interest owners within those properties kind of get out of each other’s way.

Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

And when you talked about the superblock – you did something kind of unthinkable is you filled in the donut hole with a trade with the major. And I’d be remiss if I didn’t ask you about what you’re seeing from the majors you’re seeing, Exxon add rigs, Shell add rigs, clearly Chevron is adding rigs and what are your thoughts on what’s going on with the majors?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, I think it’s a logical and good sign that the majors are interested in this play because of how important it’s going to be over time. Each one of the majors has a little bit different issue to deal with around their asset base. All of them want to get the first trade done, subsequent trades seem to be easier it’s just getting the first framework. Generally, no one’s trying to gain net assets or net acreage in any of this, these acreage-neutral trades. But I think it’s a good thing because the majors can also help solve a lot of the problems, the people problems within the Permian Basin, the takeaways, I mean you’re seeing Exxon announced last week the deal about an additional pipeline. I think it’s encouraging that you start to hear some talk about the refineries in the U.S. starting to reconfigure themselves that they may start refining more shale like crude so I think that’s a real positive.

Michael A. Glick JP Morgan, SMid Cap E&P Equity Research

Maybe just the last one on technology. How is the industry deploying new technology and data analysis are big data to lower breakeven and reduce cycle times?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, everybody on what they mean when I say our data is huge, right? We got the hugest data. Now we are collecting massive amounts of information as we drill these wells. And I think that the thing that sets companies apart is going to be what you do with that information. How active are you at incorporating that into changing the design of your wellbore and how you drill wells and doing that very rapidly because when you’re running 20 or 30 rigs, that development pace is very, very fast. So having the best and brightest working on well-design is kind of the top priority.

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Arun Jayaram JP Morgan, E&P Equity Research – Executive Director

Tim, it’s been a delight to have you on stage this afternoon. Thank you very much for that and that was a wonderful presentation, because thanks, again.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Thank you. Good luck with your conference and thank you very much.

Concho Resources Inc.

Concho Resources Inc. is an independent oil and natural gas company engaged in the acquisition, development, exploration and production of oil and natural gas properties. The Company’s operations are focused in the Permian Basin of Southeast New Mexico and West Texas. For more information, visit the Company’s website at www.concho.com.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between RSP Permian, Inc. (“RSP”) and Concho Resources Inc. (“Concho”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements contained in this communication specifically include statements, estimates, guidance and projections regarding the Company’s future financial position, operations, performance, business strategy, oil and natural gas reserves, drilling program, production, capital expenditure budget, liquidity and capital resources, the timing and success of specific projects, outcomes and effects of litigation, claims and disputes, derivative activities and sources of financing. The words “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “goal” or other similar expressions that convey the uncertainty of future events or outcomes are intended to identify forward-looking statements, which generally are not historical in nature. However, the absence of these words does not mean that the statements are not forward-looking. These statements are based on certain assumptions and analyses made by the Company based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance. Although the Company believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. The guidance capital program and outlook presented herein are subject to change by the Company without notice and the Company has no obligation to affirm or update such information, except as required by law. Moreover, such

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statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include the risk factors discussed or referenced in the Company’s most recent Annual Report on Form 10-K; Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K; risks associated with the Company’s proposed merger with RSP, including increased expenses, management distraction from the Company’s business, declines in the market price of the Company’s common stock and failure to realize the expected benefits of the transaction; failure, difficulties and delays in meeting conditions required for closing set forth in the RSP merger agreement; risks associated with acquisitions, including liabilities associated with acquired properties or businesses and the ability to realize expected benefits; disruptions to, capacity constraints in or other limitations on the pipeline systems that deliver the Company’s oil, natural gas liquids and natural gas and other processing and transportation considerations; declines in, or the sustained depression of, the prices we receive for the Company’s oil and natural gas; risks related to the concentration of the Company’s operations in the Permian Basin of southeast New Mexico and west Texas; evolving cybersecurity risks, such as those involving unauthorized access, denial-of-service attacks, malicious software, data privacy breaches by employees, insiders or others with authorized access, cyber or phishing-attacks, ransomware, malware, social engineering, physical breaches or other actions; the costs and availability of equipment, resources, services and qualified personnel required to perform the Company’s drilling, completion and operating activities; drilling, completion and operating risks; environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation related to hydraulic fracturing, climate change, derivatives reform or the export of oil and natural gas; the impact of current and potential changes to federal or state tax rules and regulations, including the Tax Cuts and Jobs Act; potential financial losses or earnings reductions from the Company’s commodity price risk-management program; difficult and adverse conditions in the domestic and global capital and credit markets; the adequacy of the Company’s capital resources and liquidity including, but not limited to, access to additional borrowing capacity under the Company’s credit facility; the impact of potential changes in the Company’s credit ratings; uncertainties about the Company’s ability to successfully execute the Company’s business and financial plans and strategies; uncertainties about the estimated quantities of oil and natural gas reserves; uncertainties about the Company’s ability to replace reserves and economically develop the Company’s current reserves; general economic and business conditions, either internationally or domestically; competition in the oil and natural gas industry; and uncertainty concerning the Company’s assumed or possible future results of operations; and other important factors that could cause actual results to differ materially from those projected.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Concho filed with the U.S. Securities and Exchange Commission (“SEC”), on June 4, 2018, an amendment to the registration statement on Form S-4 that was originally filed on April 20, 2018, that includes a joint proxy statement of RSP and Concho that also constitutes a prospectus of Concho. The registration statement was declared effective on June 6, 2018, and RSP and Concho will commence mailing the definitive joint proxy

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statement/prospectus to stockholders of Concho and RSP on or about June 12, 2018. RSP and Concho will also file other documents with the SEC regarding the Transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus filed with the SEC, including any amendments thereto, or any other documents that Concho or RSP may file with the SEC or send to stockholders of Concho or RSP in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF RSP AND CONCHO ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Concho or RSP through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by RSP will be made available free of charge on RSP’s website at www.rsppermian.com, under the heading “SEC Filings,” or by contacting RSP’s Investor Relations Department by phone at 214-252-2700. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s website at www.concho.com, under the heading “Investors,” or by contacting Concho’s Investor Relations Department by phone at 432-221-0477.

Participants in Solicitation

Concho, RSP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Concho’s common stock and RSP’s common stock in respect to the Transaction.

Information regarding RSP’s directors and executive officers is contained in the Form 10-K/A filed with the SEC on April 30, 2018 and in the other documents filed after the date thereof by RSP with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing RSP’s website at www.rsppermian.com. Information regarding Concho’s executive officers and directors is contained in the proxy statement for Concho’s 2018 Annual Meeting of Stockholders filed with the SEC on April 5, 2018 and in the other documents filed after the date thereof by Concho with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Concho’s website at www.concho.com under the heading “Investors.”

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the definitive joint proxy statement/prospectus. You may obtain free copies of these documents as described above.

INVESTOR RELATIONS

Megan P. Hays

Vice President of Investor Relations and Public Affairs

432.685.2533

Mary T. Starnes

Investor Relations Manager

432.221.0477

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